Alderman & Company Capital, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2020

Alderman & Company Capital

INVESTMENT BANKERS TO THE AEROSPACE & DEFENSE INDUSTRY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alderman & Company Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Warrington Round
(No. and Street)

Danbury	CT	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard CPAs, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Rd Suite 1040	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Alderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alderman & Company Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CHERYL WOLF
NOTARY
PUBLIC
EXP. MARCH 31, 2025
CONNECTICUT

Alderman & Company Capital, LLC

Table of Contents

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alderman & Company Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alderman & Company Capital, LLC as of December 31, 2020 and 2019, the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alderman & Company Capital, LLC's management. Our responsibility is to express an opinion on Alderman & Company Capital, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alderman & Company Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Alderman & Company Capital, LLC's financial statements. The supplemental information is the responsibility of Alderman & Company Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – Schedule I and Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) of the Securities and Exchange Commissions is fairly stated, in all material respects, in relation to the financial statements as a whole.

KRS CPAS LLP

Knight Rolleri Sheppard, CPAS, LLP

We have served as Alderman & Company Capital, LLC's auditor since 2006.
Fairfield, Connecticut
February 21, 2021

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and equivalents	$ 27,722	$ 54,531
Prepaid expenses	4,950	1,650
Total current assets	32,672	56,181
Property and equipment		
Electronic data processing equipment	4,218	4,218
Accumulated depreciation	(4,218)	(4,218)
Net property and equipment	-	-
Total assets	$ 32,672	$ 56,181
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 700	$ 1,200
Accrued liabilities	14,000	14,000
Total current liabilities	14,700	15,200
Member's equity	17,972	40,981
Total liabilities and member's equity	$ 32,672	$ 56,181

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income
For the Years Ended December 31, 2020 and 2019

	2020	2019
Fee revenue and reimbursed expenses	$ 2,500	$ 15,934
Operating expenses		
Accounting and audit fees	23,676	26,400
Airfare	-	1,680
Bank charges	60	75
Computer software and supplies	-	116
Conferences	-	50
Connectivity charges	2,659	5,379
Consultants	10,200	10,200
Depreciation	-	315
Dues and subscriptions	60	160
Gas, parking and tolls	-	372
Hotel and lodging	-	1,513
Insurance	576	576
Legal fees	-	267
Local transportation	-	518
Marketing and promotion	-	80
Meals	-	291
Office supplies	-	351
Regulatory fees	11,793	9,690
Total operating expenses	49,024	58,033
Loss from operations	(46,524)	(42,099)
Other income (expenses)		
Interest income	15	23
Total other income (expenses)	15	23
Net loss	$ (46,509)	$ (42,076)

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2020 and 2019

Member's equity, December 31, 2018	$	33,557
Member contributions during 2019		60,500
Member distributions during 2019		(11,000)
Net loss, 2019		(42,076)
Member's equity, December 31, 2019		40,981
Member contributions during 2020		23,500
Net loss, 2020		(46,509)
Member's equity, December 31, 2020	$	17,972

See report of independent registered public accounting firm and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities:				
Net loss	$	(46,509)	$	(42,076)
Adjustments to reconcile changes in net loss to cash used in operating activities:				
Depreciation		-		315
(Increase) in prepaid expenses		(3,300)		-
(Decrease) increase in accounts payable		(500)		300
(Decrease) in accrued liabilities		-		(250)
Total adjustments		(3,800)		365
Net cash used in operating activities		(50,309)		(41,711)
Cash flows from financing activities:				
Member contributions		23,500		60,500
Member distributions		-		(11,000)
Net cash provided by financing activities		23,500		49,500
Net (decrease) increase in cash and equivalents		(26,809)		7,789
Beginning cash and equivalents		54,531		46,742
Ending cash and equivalents	$	27,722	$	54,531

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company does not claim exemption from SEC Rule 15c-3 in reliance upon Footnote 74 of the 2017 Release. The Company does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statements of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers.* The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts was required at December 31, 2020 or 2019 since there were no accounts receivables at either year-end.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The member's tax years subject to examination by regulatory authorities are from December 31, 2017 and after.

NOTE 3 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. For the year ended December 31, 2020, a single client accounted for 100% of total revenue. For the year ended December 31, 2019, a single client accounted for 90% of total revenue.

The Company operates in the aerospace and defense industry.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $13,022, which was $8,022 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 1.13 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has periodically engaged Myles Alderman, the managing partner's brother and a lawyer at Alderman & Alderman, LLC, to perform legal services. The Company paid $267 of legal fees to Alderman & Alderman, LLC in 2019.

The Company has two sister companies: Alderman & Company Consulting, LLC, a Connecticut consulting company, and Alderman & Company Wings, LLC, a Connecticut aircraft holding company. There were no transactions between the three companies in 2020 or 2019.

NOTE 6 – CONTINGENCIES

The Company evaluates contingencies on an ongoing basis. At December 31, 2020 and 2019, the Company was not aware of any contingent liabilities that could have a subsequent material adverse effect on its results of operations.

NOTE 7 – RISKS AND UNCERTAINTIES

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, no adjustment to these financial statements has been recorded to account for this risk.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events from the statement of financial position date of December 31, 2020 through February 21, 2021 which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020
Schedule I

Net Capital		
Total member's equity	$	17,972
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		17,972
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		17,972
Deductions/other charges:		
Prepaid expenses		4,950
Net property and equipment		-
Total deductions/other charges		4,950
Net capital	$	13,022
Aggregate indebtedness		
Accounts payable and accrued expenses	$	14,700
Total aggregate indebtedness	$	14,700
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	8,022
Ratio: Aggregate indebtedness to net capital		112.89%

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See report of independent registered public accounting firm.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2020
Schedule II

Net Capital as reported on 4th Quarter Focus Report	$	13,022
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustment		-
Rounding		-
Total adjustments		-
Revised Net Capital as reported in the Annual Audit	$	13,022

See report of independent registered public accounting firm.

Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Alderman & Company Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Alderman & Company Capital, LLC claimed it may file an exemption report because it had no obligations under 17 C.F.R. section 240.15c3-3 and (2) Alderman & Company Capital, LLC as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 throughout the most recent year ended December 31, 2020 without exception. Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

KRS CPAS LLP
Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 21, 2021

Alderman & Company Capital, LLC
Exemption Report
December 31, 2020

We, as members of management of Alderman & Company Capital, LLC ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation, we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.

2) The Company conducted business activities involving private placements to customers throughout the year ended December 31, 2020 without exception.

3) The Company met the identified conditions for such reliance throughout the year ended December 31, 2020 without exception.

Alderman & Company Capital, LLC

Signature: ______________________
William Alderman, President